Filed Pursuant to Rule 433

Registration No: 333-134553

FX Basket-Linked Note

“BRICK Leveraged Appreciation Basket”	Final Terms and Conditions
November 27, 2007
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via single basket a long position in the Brazilian Real (BRL), Russian Ruble (RUB), Indian Rupee (INR), Chinese Renminbi (CNY), and South Korean Won (KRW) (collectively, the “Reference Currencies”), relative to the U.S. dollar (USD). If, as of the Valuation Date, the Basket Return is greater than zero (that is, if the Reference Currencies have in aggregate appreciated relative to the USD on the Valuation Date), the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of 250% (the Leverage) and the Basket Return. If the Basket Return on the Valuation Date is less than or equal to zero (that is, if the Reference Currencies have in aggregate depreciated or not appreciated relative to the USD on the Valuation Date), then the investor will receive at maturity only the principal amount of the notes, with no additional return. The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA–)
Issue Size	USD 1,636,000
Issue Price	100%
Principal Protection	100% at the Maturity Date
Trade Date	November 27, 2007
Issue Date	November 30, 2007
Valuation Date

November 23, 2009; provided that, upon the occurrence of a Disruption Event with respect to a Reference Currency, the Valuation Date for the affected Reference Currency may be postponed (as described in “Disruption Events” below).

Maturity Date	November 30, 2009
Reference Currencies	Brazilian Real (BRL), Russian Ruble (RUB), Indian Rupee (INR), Chinese Renminbi (CNY) and South Korean Won (KRW)
Reference Exchange Rates	For each Reference Currency, the spot exchange rate for that Reference Currency quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.

Leverage	250%
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any
Additional Amount	A single U.S. dollar amount equal to the principal amount of each note multiplied by: Leverage *Basket Return provided that the minimum Additional Amount payable on the notes shall be zero.
Basket Return	The sum of the Weighted Currency Returns for the Reference Currencies
Weighted Currency Returns	For each Reference Currency:
	Weighting * {	Initial Reference Currency Rate – Settlement Rate	}
Initial Reference Currency Rate
Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:
	Reference Currency	Weighting	Initial Reference Currency Rate
	BRL	20%	1.8501
	RUB	20%	24.3242
	INR	20%	39.85
	CNY	20%	7.3872
	KRW	20%	928.20
The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date.
Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).
Settlement Rate Option and Valuation Business Day:	For each Reference Currency as set forth below:
	Reference Currency	Screen Reference	Valuation Business Day
	BRL	BRFR	Brazilia, Rio de Janiero or São Paulo
	RUB	EMTA	Moscow
	INR	RBIB	Mumbai
	CNY	SAEC	Beijing
	KRW	KFTC18	Seoul

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York
Business Day Convention	Following

Disruption Events

If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:

•      for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•      for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)  the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction;

(B)   the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)   the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	ISIN: US5252M0AH0
CUSIP: 5252M0AH0
Settlement System	DTC
Denominations	USD 1,000 and whole multiples of USD 1,000
Issue Type	US MTN
Fees
	Price to Public (1)	Fees (2)	Proceeds to the Issuer

Per note	$1,000	$22.5	$977.50
Total	$1,636,000	$36,810	$1,599,190

(1)   The price to public includes the Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates expected cost of providing such hedge as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)   Lehman Brothers Inc. will receive commissions of up to $22.50 per $1,000 principal amount, or of up to 2.25%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending November 21, 2004 through the week ending November 25, 2007, using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Return are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts. The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following charts show the hypothetical Basket Return at the end of each week in the period from the week ending November 21, 2007 through the week ending November 25, 2007, and through the Trade Date, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The Basket Return was indexed to a level of 0.0 on the Trade Date based upon the Initial Reference Exchange Rates determined on that day. The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for the Redemption Amount payable at maturity of the notes, including scenarios under which an Additional Amount will or will not be payable, based on the the Leverage of 250% and the Initial Reference Currency Rates (each of which were determined on the Trade Date), as well as hypothetical values for the Settlement Rates (which will be determined on the Valuation Date), and the resulting hypothetical Basket Return.

The Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: BRL, RUB, INR, CNY and KRW each appreciate relative to its Initial Currency Rate, resulting in a Basket Return of 0.0720 (7.20%). The Additional Amount is therefore 18.00%, and the Redemption Amount is equal to the product of 118.00%, times the principal amount of the notes.

Because the Basket Return is 0.0720, the Redemption Amount payable at maturity is equal to $1,180.00 per $1,000 note (reflecting an Additional Amount of $180.00 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 250% * 0.0720) = $1,180.00.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference		Hypothetical
Reference	Currency Rate		Settlement Rate	Weighted Currency
Currency	(on Trade Date)	Weighting	(on Valuation Date)	Return
BRL	1.8501	20%	1.7206	0.0140
RUB	24.3242	20%	22.3783	0.0160
INR	39.85	20%	35.47	0.0220
CNY	7.3872	20%	6.9440	0.0120
KRW	928.20	20%	891.07	0.0080

			Basket Return =	0.0720

Example 2: BRL, RUB, INR, CNY and KRW each depreciate relative to its Initial Currency Rate, resulting in a Basket Return of –0.0456 (–04.56%). The Additional Amount is therefore 0%, and the Redemption Amount is equal to the product of 100%, times the principal amount of the notes.

Because the Basket Return is –0.0456, the Redemption Amount payable at maturity is equal to $1,000.00 per $1,000 note (reflecting an Additional Amount of 0% per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference		Hypothetical
Reference	Currency Rate		Settlement Rate	Weighted Currency
Currency	(on Trade Date)	Weighting	(on Valuation Date)	Return
BRL	1.8501	20%	1.9278	–0.0084
RUB	24.3242	20%	24.8350	–0.0042
INR	39.85	20%	42.08	–0.0112
CNY	7.3872	20%	7.9708	–0.0158
KRW	928.20	20%	956.05	–0.0060

			Basket Return =	–0.0456

Example 3: BRL, RUB and KRW each appreciate relative to its Initial Reference Currency Rate, while INR and CNY each depreciate relative to its Initial Currency Rate, resulting in a Basket Return of 0.0310 (3.10%). The Additional Amount is therefore 7.75%, and the Redemption Amount is equal to the product of 107.75%, times the principal amount of the notes.

Because the Basket Return is 0.0310, the Redemption Amount payable at maturity is equal to $1,077.50 per $1,000 note (reflecting an Additional Amount of $77.50 per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 250% * 0.0310) = $1,077.50.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference		Hypothetical
Reference	Currency Rate		Settlement Rate	Weighted Currency
Currency	(on Trade Date)	Weighting	(on Valuation Date)	Return
BRL	1.8501	20%	1.6614	0.0204
RUB	24.3242	20%	22.2810	0.0168
INR	39.85	20%	40.81	–0.0048
CNY	7.3872	20%	7.6605	–0.0074
KRW	928.20	20%	900.35	0.0060

			Basket Return =	0.0310

Example 4: BRL, INR and KRW each depreciate relative to its Initial Reference Currency Rate while RUB and CNY each appreciate relative to its Initial Reference Currency Rate, resulting in a Basket Return of –0.0272 (–2.72%). The Additional Amount is therefore equal to 0%, and the Redemption Amount is equal to the product of 100%, times the principal amount of the notes.

Because the Basket Return is –0.0272, the Redemption Amount payable at maturity is equal to $1,000.00 per $1,000 note (reflecting an Additional Amount of 0% per note), the repayment of principal invested, with no additional return.

The table below illustrates how the Basket Return in the above example was calculated:

	Initial Reference		Hypothetical
Reference	Currency Rate		Settlement Rate	Weighted Currency
Currency	(on Trade Date)	Weighting	(on Valuation Date)	Return
BRL	1.8501	20%	2.1147	–0.0286
RUB	24.3242	20%	23.5458	0.0064
INR	39.85	20%	45.95	–0.0306
CNY	7.3872	20%	6.2200	0.0316
KRW	928.20	20%	956.05	–0.0060

			Basket Return =	–0.0272